As filed with the Securities and Exchange Commission on October 23, 2002
Registration No. 333-43550

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM S-3
REGISTRATION STATEMENT
UNDER
THE SECURITIES ACT OF 1933

Amendment No. 1

NEWTEK CAPITAL, INC.
(Exact name of registrant as specified in its charter)

NEW YORK (State or other jurisdiction of incorporation or organization)	11-3504638 (I.R.S. Employer Identification No.)

100 QUENTIN ROOSEVELT BLVD.
SUITE 408
GARDEN CITY, NEW YORK 11530
(516) 390-2260
(Address, including zip code, and telephone number, including area code, of Registrant’s principal executive offices)

BARRY SLOANE
CHAIRMAN OF THE BOARD AND CHIEF EXECUTIVE OFFICER
NEWTEK CAPITAL, INC.
845 THIRD AVENUE, 8TH FLOOR
NEW YORK, NEW YORK 10022
(212) 826-9029
(Name, address, including zip code, and telephone number, including area code, of agent for service of process)

Copies To:

MATTHEW G. ASH, ESQ.
COZEN O’CONNOR
1667 K STREET, NW
WASHINGTON, DC 2006
(202) 912-4800 (PHONE)
(202) 912-4830 (FAX)

APPROXIMATE DATE OF COMMENCEMENT OF PROPOSED SALE OF SECURITIES TO THE PUBLIC:    As soon as practicable after the effective date of this Registration Statement.

If the only securities being registered on this form are being offered pursuant to dividend or interest reinvestment plans, please check the following box.  ☐

If any of the securities being registered on this form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, other than securities offered only in connection with dividend or interest reinvestment plans, check the following box.  ☒

If this form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If this form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If the delivery of the Prospectus is expected to be made pursuant to Rule 434, please check the following box.  ☐

CALCULATION OF REGISTRATION FEE

Title of each class of securities to be registered	Amount to be registered	Proposed maximum offering price per share(1)	Proposed maximum aggregate offering price(1)	Amount of registration fee

Common Stock, $0.02 par value	1,661,817	$3.55	$5,899,450.00	$543.00

(1)
Estimated pursuant to Rule 457(c) soley for the purpose of calculating the registration fee, based upon the average of the high and low prices of the registrant’s common stock on the American Stock Exchange on October 22, 2002.

The registrant hereby amends this registration statement on such date or dates as maybe necessary to delay its effective date until the registrant shall file a further amendment which specifically states that this registration statement shall there after become effective in accordance with section 8(a) of the Securities Act of 1933 or until the registration statement shall become effective on such date as the Commission, acting pursuant to said section 8(a), may determine.

1,661,817 SHARES

NEWTEK CAPITAL, INC.

COMMON STOCK

This Prospectus relates to the offering of 1,661,817 shares of our common stock, par value $0.02 per share. These shares may be sold from time to time by our current stockholders, who acquired these shares from us either in connection with our acquisition by merger of one hundred percent of their interests in Exponential Business Development Company, Inc. or through private transactions.

The selling stockholders may sell the shares at prices determined by the prevailing market price for the shares or in negotiated transactions. We will not receive any proceeds from the sale of these shares.

Our common stock is traded on the American Stock Exchange under the symbol “NKC”. On October 22, 2002, the last reported sale price of our common stock was $3.55 per share.

BEFORE BUYING ANY SHARES YOU SHOULD READ THE DISCUSSION OF MATERIAL RISKS OF INVESTING IN OUR COMMON STOCK IN “ RISK FACTORS” BEGINNING ON PAGE 4.

NEITHER THE SECURITIES AND EXCHANGE COMMISSION NOR ANY STATE SECURITIES COMMISSION HAS APPROVED OR DISAPPROVED OF THESE SECURITIES, OR DETERMINED IF THIS PROSPECTUS IS TRUTHFUL OR COMPLETE. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

The date of this Prospectus is October    , 2002.

-iii-

PROSPECTUS SUMMARY

This summary highlights information contained elsewhere in this Prospectus. It is not complete and does not contain all of the information that you should consider before investing in the shares. You should read the entire Prospectus carefully and you should consider the information set forth under “Risk Factors”.

THE COMPANY

Newtek Capital, Inc. (www.newtekcapital.com) operates as a holding company for a network of its acquisitions and investments in a collaborative and coordinated effort to develop successful businesses in a number of emerging and small business markets. The management of the Company (which we here refer to as including both Newtek Capital, Inc. and its affiliated certified capital companies or certified capital funds, collectively “capcos”) believes that, because of the size and strength of the small business market, there will be substantial long-term growth in being a specialist in acquiring and operating a network of companies that primarily provide sophisticated business products and financial services to small, high growth businesses. These companies are focused on providing financial, business, technological and management services to small and medium-sized businesses, including each other. Services include financial and management reporting and planning, back-office data processing, software development and systems integration, merchant credit card processing, small business brokerage services, specialized directories to serve various markets through various media, assistance in capital formation through the help of a registered broker-dealer, strategic marketing planning and advice, and the design and implementation of “e-commerce infrastructure” solutions for small and medium-sized businesses. The Company has adopted the capco program to support this staregy.

To date, the majority of the Company’s acquisitions and other business development efforts have been undertaken through the ten capcos, that the Company owns and controls. As of June 30, 2002, the Company had acquired and or provided business development services, and in most cases funding, for 40 companies. Twelve of these companies are referred to as our partner companies as they are majority owned or primarily controlled and represent $27,397,950 of investments by the capcos including investments in consolidated entities. The Company’s other investments include equity investments of lesser percentages or debt investments which are made on a revolving basis.

Capco programs are enacted by states wishing to stimulate investment into small and new businesses in the state. Typically, a state will provide a 100 percent tax credit in exchange for a debt (or equity) investment by an insurance company into a capco. The capco is then obligated to invest the funds pursuant to the statutory requirements (i.e., size of business, location, number of employees, certain businesses are to be avoided, etc.) In order to protect the public investment in the tax credits, the states typically provide that the tax credits are for a period of years subject to cancellation or recapture if the capco fails to meet the minimum amount of investments required, typically 50 percent within 5 years. Thereafter, the investment obligations remain, but the tax credits are beyond loss to the investors. The Company now owns and manages ten capcos (aggregate funds raised totaling approximately $135 million) and, to the extent consistent with the specific state statutory requirements, is able to use the funds for debt and/or equity investments in small businesses which fit its investment criteria. The Company has structured the capco obligations to the insurance company investors so as to provide interest payments largely through use of the tax credits by the insurance companies and arranged, at a material cost, for principal repayment by a triple-A rated insurance company.

For the three years ended December 31, 2001 and the six months ended June 30, 2002, substantially all of the Company’s revenue and net income has come from the recognition of income from tax credits associated with the capco programs.

RESALE REGISTRATION

The Company is registering these securities for resale by the selling Stockholders and will receive no proceeds from their disposition. A substantial portion of the registered securities are subject to contractual restrictions on transfer for up to three years. See “Selling Stockholders.”

HOW TO CONTACT US

Our principal executive offices are located at 100 Quentin Roosevelt Boulevard, Garden City, New York and our telephone number is (516) 794-0100. We were incorporated in 1999 in New York.

RISK FACTORS

In addition to the other information in this Prospectus, you should carefully consider the following factors in evaluating an investment in the shares of our common stock.

Risks Relating to Us:

This section describes risks relating to us and our business operations. Other material risks relating to investmens and our major investments, or partner companies, are more fully described below under “Risks Relating to our Partner Companies”.

The Company’s business focuses on the acquisition and development of, and investment in, small businesses which have a high rate of failure and may take some time to become profitable, if at all.

The Company has a major focus on the acquisition of and investment in small businesses with the objective of developing a network of successful and profitable businesses, most of which will serve the small business market generally. Such small businesses have an historically higher rate of failure than larger businesses and many, if not failing, will have only limited profitability. Moreover, profit generated by any of our investments could be offset by losses generated by others. The profitability of the Company resulting from the operations of its investments in small businesses may be delayed for the foreseeable future. For example, the Company’s consolidated subsidiaries experienced aggregate net losses of approximately $900,000 during the year ended December 31, 2001, and the Company recorded net losses from equity method investees of approximately $2.3 million and $163,000 in the years ended December 31, 2001 and 2000, respectively. In addition, during 2001 the Company wrote off $476,645 of investments in small businesses, accounted for under the cost method, representing management’s best estimate as to the amount of the other than temporary decline in the value of the investments.

If we cannot acquire interests in attractive acquisitions and partner companies, our business strategy will fail.

If we cannot acquire interests in attractive partner companies our business strategy will not succeed. We may be unable to acquire an interest in businesses for a number of reasons, including:

•	lack of sufficient capital for the acquisition;

•	failure to agree on terms of the acquisition, such as extent or price of acquisition;

•	competition from other acquirers;

•	unwillingness of the target company to enter into a close working relationship with us; or

•	incompatibility of vision and strategy between us and the management of a target company.

These factors create the possibility that our opportunities to acquire interests in additional companies may be limited, in which case our business strategy would fail.

The value of our common stock would likely be adversely impacted by the negative performance of our partner companies and other acquisitions, aspects of which may be outside our control.

Each of our major investments and partner companies may be impacted by a variety of adverse economic, governmental, industrial and internal company factors unique to that business and outside our control. If our investments and partner companies do not succeed in overcoming these adverse factors, the value of our assets and the price of our stock would fall.

Because our capcos are subject to various state law requirements, a failure of any of them to meet these requirements could subject the capco and our stockholders to serious financial consequences.

Involuntary decertification of all or substantially all of our capcos would result in material loss to the Company and its stockholders. In general, capcos issue debt and equity instruments, generally warrants, to insurance company investors and the capcos then acquire interests in companies in accordance with applicable state statutes. In return, the states issue tax credits to the capcos, which are available to and used by the insurance company investors to reduce their state tax liabilities. In order to maintain its status as a capco and to avoid the recapture of the tax credits granted, each capco must meet a number of state requirements. A key requirement in order to continue capco certification is that a capco must comply with minimum investment schedules that benchmark both the timing and type of required investments. A final involuntary loss of capco status, that is, decertification as a capco, will result in loss of the tax credits for us and our insurance investors and have a serious negative impact on our business strategy. Since beginning capco operations in 1998, the Company’s capcos have met all applicable investment schedules in advance of the statutory deadlines.

The capco programs and the tax credits they provide are created by state legislation; such laws are subject to possible action to repeal or retroactively revise the programs for political, economic or other reasons. Such an attempted repeal would create substantial difficulty for the capco programs and could, if ultimately successful, cause material financial harm to the Company.

The tax credits associated with the capco programs and provided to the Company’s capco investors are to be utilized by the investors over eight or ten years. Much can change during such a period and it is possible that one or more states may attempt to revise or eliminate the tax credits for one reason or another. The Company views such an action as unlikely and probably unconstitutional in the jurisdictions in which it operates capcos, although there was a brief and abortive effort to enact such legislation in one state during 2002. Nonetheless, if such a repeal is successful, the repeal could have a material adverse economic on the Company, either directly or as a result of the actions of the capco’s insurer’s actions.

Losses by the capcos due to investments in riskier early-stage, start up and potentially high growth businesses could make it significantly more difficult for the capcos to meet minimum state statutory investment benchmarks and thus subject the capcos to decertification as a capco and further financial loss.

In accordance with our investment objectives, the Company and the capcos will acquire interests in early-stage companies which are riskier than some other investments. If significant losses occur due to these investments, one or more of the capcos could find that it has diminished resources with which to meet applicable minimum investment benchmarks. If we fail to meet minimum investment benchmarks it is likely that the capco’s certified status would be withdrawn and our stockholders would experience significant losses. Decertification could require that the capco make compensatory payments to its investors or suffer the assumption of control of the capco by the capco’s financial insurer.

In the event of a threat of decertification by a state, the capco financial insurer is authorized (absent appropriate corrective action by the capco) to assume up to complete control of a capco which would likely result in financial loss to the capco and possibly us and our stockholders.

Under the terms of insurance policies purchased by all but one of the capcos for the benefit of the investors, the capco insurer is authorized, in the event of a threat of decertification by a state, and absent appropriate corrective action by the capco, to assume up to complete control of a capco so as to avoid final decertification and compensatory interest payments. While avoiding final decertification, control by the insurer would result in significant disruption of the capco’s business and likely result in financial loss to the capco and possibly us and our stockholders.

In the absence of funds from sources other than the capcos, our ability to make investments in partner companies will be limited to those permissible to the capcos.

Absent other funding sources, our ability to invest in or acquire partner companies is limited to investments permissible to the various capcos. This limitation may require us to forego attractive or desirable investments, which could adversely affect or prevent implementation of our business strategy. In the programs under which the capcos operate, investments by a capco may only be made in the state in which the particular capco operates and the target company must meet certain requirements as to size, employment of state residents and possible relocation.

In the absence of the adoption of new capco programs, we will be unable to derive any new income from tax credits, which to date represents substantially all of our income.

Virtually all of our income for each of the years since inception in 1998 was derived from the recognition of income related to tax credits available under current certified capital company programs. We will recognize additional income related to tax credits from the current capco programs over the next four to ten years. Thereafter, unless additional capco programs are adopted and we are able to participate in them, we will derive no income from additional capco programs.

Our method of recognition of income derived from the capco tax credits causes most or all such income to be received in the first five (5) years of the programs. In the absence of income from the Company’s investments and other sources, the Company would sustain material losses in later years.

In all capco programs we recognize the majority of our income from the tax credits in the early years of the programs because income recognition is tied to the schedule by which the tax credits become irrevocable and beyond recapture (approximately 5 Years) For example, we recognize the majority of our income from ten year capco programs in the first 5 years. In the absence of income from other sources, such as our investments in small businesses and partner companies, we would likely sustain material losses. Although we will not be recognizing significant tax credit income in the latter part of the program, we will continue to incur costs for the administration of the capcos. Currently five of the Company’s capcos have been operation for three or four years, four have been in operation for one or two years, and two more are expected to begin operations later this year.

Because our business strategy requires partner companies to share relevant information which may be confidential, we and competing partner companies may be unable to benefit from the sharing of relevant information, and our business strategy may be negatively affected.

Our business strategy depends in part on our ability to share relevant information within our network of partner companies, while at the same time maintaining appropriate confidentiality. There could arise a situation where we compete with some of our partner companies or some of our partner companies compete with each other. If competition develops among our partner companies, we and our partners may be unable to benefit fully from the sharing of information. If we cannot convince partner companies of the value of this business model, our ability to attract new companies may be adversely affected, and our strategy of building a collaborative network may not succeed.

Because we depend on our ability and the ability of our partner companies to attract and retain key personnel, any loss of, or inability to attract these personnel could adversely affect us. This is particularly true for small businesses such as our partner companies and other investments.

Our success depends upon the ability of our partner companies and other investments to attract and retain qualified personnel and our ability to supplement those capabilities with our senior management personnel Competition for qualified employees is intense. If we or our partner companies lose the services of key personnel or officers, or are unable to attract additional qualified personnel, the business, financial condition, results of operations and cash flows of us or one or more of our partner companies, could be materially adversely affected. It can take a significant period of time to identify and hire personnel with the combination of skills and attributes required in carrying out our strategy. We have employment agreements only with Messrs. Sloane, Wasserman and Rubin, and we do not currently maintain key-man life insurance policies on any of these individuals.

Because expenses are expected to increase as we build an infrastructure and implement our business strategy, we may incur additional losses in the future.

Because our expenses are expected to increase as we build an infrastructure and implement our business strategy, we will likely incur significant additional losses in the near future. We expect the additional expenses to result primarily from our plans to:

•	expand existing systems;

•	broaden partner company support capabilities;

•	continue to explore acquisition opportunities and alliances; and

•	facilitate business arrangements among partner companies.

If we are deemed to be an investment company under the Investment Company Act of 1940, we will not be able to execute successfully our business strategy.

There is a risk that the Securities and Exchange Commission or a court might conclude that we fall within the definition of investment company, and unless an exclusion were available, we would be required to register under the Investment Company Act of 1940. Compliance with the Investment Company Act, as a registered investment company, would cause us to alter significantly our business strategy, impair our ability to operate as planned and seriously harm our business. If we fail to comply with the requirements of this Act, we would be prohibited from engaging in business or selling securities, and could be subject to civil and criminal actions for doing so. In addition, our contracts would be voidable and a court could appoint a receiver to take control of and liquidate our business. However, registration under the Investment Company Act would make us subject to the significant operations which are inconsistent with our strategy of participating in the management and development of partner companies.

The SEC has adopted Rule 3a-1 that provides an exclusion from registration as an investment company if a company meets both an asset and an income test and is not otherwise primarily engaged in an investment company business by, among other things, holding itself out to the public as such or by taking controlling interests in companies with a view to realizing profits through subsequent sales of these interests. A company satisfies the asset test of Rule 3a-1 if it has no more than 45% of the value of its total assets (adjusted to exclude U.S. Government securities and cash) in the form of securities other than interests in majority-owned subsidiaries and companies which it primarily and actively controls. A company satisfies the income test of Rule 3a-1 if it has derived no more than 45% of its net income for its last four fiscal quarters combined from securities other than interests in majority owned subsidiaries and primarily and actively controlled companies.

If to avoid registration under the Investment Company Act we are forced to sell, buy or retain certain assets that we would not otherwise sell, buy or retain, the successful execution of our business strategy may be delayed or prevented and the strength of our collaborative network could be adversely affected.

To avoid registration under the Investment Company Act, we may need to sell assets which we would otherwise want to retain and may be unable to sell assets which we would otherwise want to sell. If we were forced to sell assets, we may not receive maximum value for our interest. If we were forced to acquire additional, or to retain existing, income-generating or loss-generating assets which we would not otherwise have acquired or retained, we may need to forego opportunities to acquire interests in attractive companies that would benefit our business. If we were forced to sell, buy or retain assets in this manner, we may be prevented from successfully executing our current business strategy and the strength of our collaborative network could be adversely affected.

Our ability to sell partner company interests to generate income or to avoid regulation under the Investment Company Act may be limited especially where there is no public market for a partner company’s stock. Market, regulatory, contractual and other conditions largely beyond our control will affect:

•	our ability to sell our interests in partner companies;

•	the timing of these sales; and

•	the amount of proceeds from these sales.

If we divest all or part of our interest in a partner company, we may not receive maximum value for that interest, and we may sell the interest for less than the amount we paid to acquire it or at less than its maximum value. Even if a partner company has publicly-traded stock, we may be unable to sell our interest in that company at then-quoted market prices. In addition, we may be required to buy assets in order to avoid excessive income from non-controlled businesses, or we may be required to ensure that we retain a more than 25% ownership interest in a partner company after an equity offering.

The Company is the sole sponsor and operator of capcos that is a “public” company and where the capco program constitutes a material part of its business. As such, there are no other companies against which investors may compare the Company’s capco business, operations, results of operations and financial and accounting structures.

In the absence of any meaningful peer group comparisons for the Company’s capco business, individual investors as well as institutional investors may have a harder time understanding and judging the strength of the Company’s business and this, in turn, may have a depressing effect on the value of the Company’s stock.

Risks Relating to our Partner Companies

If the Company and its partner companies are unable to obtain the resources required by the partner companies for their growth and development, the partner companies will be highly susceptible to failure, which would directly affect our profitability and value.

If the Company and its partner companies are unable to obtain the resources the partner companies require for their growth and development, the partner companies will be highly susceptible to failure, which would directly affect our profitability and value. Early-stage businesses often fail due to their limited material and human resources. The success of our business model is dependent upon the ability of the partner companies, with assistance from us, to arrange for the managerial, capital and other resources which they usually require in order to become and remain profitable.

Our partner companies engaged in commerce reliant on the Internet may fail if their competitors provide superior Internet-related offerings or continue to have greater resources.

Competition for Internet products and services is intense, and is expected to continue to intensify. Barriers to entry are minimal, and competitors can offer products and services at a relatively low cost. Our partner companies’ competitors may develop Internet products or services that are superior to, or have greater market acceptance than, the solutions offered by our partner companies. If our partner companies are unable to compete successfully against their competitors, they will likely fail.

Many of our partner companies’ competitors have greater brand recognition and greater financial, marketing and other resources than its partner companies. As a result, our partner companies may be at a disadvantage in responding to competitors’ initiatives.

We may require additional capital beyond the capco programs, which may not be available on satisfactory terms, or at all.

To the extent permissible under applicable state laws, we intend to utilize the capco programs to fund the growth and operations of our partner companies. If these funds are not available or are available but not sufficient, the Company or its partner companies will have to access the private or public capital markets from which they, as new and unprofitable Internet and high technology companies, may be excluded. In recent months, the capital markets for Internet and high technology companies generally have weakened and may remain so for an extended period of time. If access to these markets is not available or is available but on unacceptable terms, the Company and its partner companies may lack the funds necessary to expand their operations, become profitable or execute their business strategy. The inability to raise funds in the capital markets may result in a material loss to us and our partner companies.

To the extent that our partner companies grow rapidly, and as we acquire more and larger interests in partner companies, the resources we allocate to assist our partner companies may become strained.

We have made a number of strategic acquisitions, and we intend to continue to make acquisitions in furtherance of our business plan. We may not, however, be able to identify or complete acquisitions that we believe will achieve these goals at prices that we deem acceptable. Additionally, each acquisition involves a number of risks. These risks include:

•
the diversion of our management’s attention to the assimilation and ongoing assistance with the operations and personnel of the acquired business, which could strain the management resources we have available;

•	the potential for our partner companies to grow rapidly and adversely effect our ability to assist our partner companies as intended;

•	possible adverse effects on our results of operations; and

•	possible inability by us to achieve the intended objective of the acquisition.

Any strain on our ability to assist our partner companies as intended or to successfully acquire and integrate businesses under our business plan would likely have a negative impact on our operations.

WHERE YOU CAN FIND MORE INFORMATION;
INCORPORATION BY REFERENCE

We file annual, quarterly and current reports, proxy statements and other information with the Securities and Exchange Commission. Our file number under the Securities Exchange Act is 1-16123. You may read and copy, upon payment of a fee set by the SEC, any document that we file with the SEC at its public reference rooms in Washington, D.C. (450 Fifth Street, N.W., 20549) and Chicago, Illinois (Citicorp Center, 500 West Madison Street, 14th Floor, Suite 1400, 60661). You may also call the SEC at 1-800-432-0330 for more information on the public reference rooms. Our filings are also available to the public on the Internet, through the SEC’s EDGAR database. You may access the EDGAR database at the SEC’s web site at http://www.sec.gov.

The SEC allows us to “incorporate by reference” into this Prospectus the information we file with them. This means that we can disclose important business, financial and other information in our SEC filings by referring you to the documents containing this information. All information incorporated by reference is part of this Prospectus, unless that information is updated and superseded by the information contained in this Prospectus or by any information filed subsequently that is incorporated by reference or by any prospectus supplement. Any prospectus supplement or any information that we subsequently file with the SEC that is incorporated by reference will automatically supersede any prior information that is part of this Prospectus or any prior prospectus supplement. We incorporate by reference the documents listed below and any future filings made with the SEC under Sections 13(a), 13(c), 14 or 15(d) of the Securities Exchange Act of 1934 until the termination of this offering:

•	Annual Report on Form 10-KSB and Form 10-KSB/A for the year ended December 31, 2001.

•	Quarterly Reports on Form 10-QSB for the three months ended March 31, 2002 and six months ended June 30, 2002.

•	Current Report on Form 8-K filed October 2, 2002.

•
the description of our Common Stock contained in our Registration Statement on Form 8-A, dated September 18, 2000, which registered our common stock under Section 12(b) of the Securities Exchange Act of 1934.

This Prospectus is part of a Registration Statement on Form S-3 we have filed with the SEC relating to our common stock registered under the Securities Act of 1933. As permitted by SEC rules, this Prospectus does not contain all of the information contained in the Registration Statement and accompanying exhibits and schedules we file with the SEC. You may refer to the registration statement, the exhibits and schedules for more information about us and our common stock. The registration statement, exhibits and schedules are also available at the SEC’s public reference rooms or through its EDGAR database on the internet.

You may obtain a copy of these filings at no cost by writing to us at Newtek Capital, Inc., 100 Quentin Roosevelt Boulevard, Suite 408, Garden City, New York, Attention: Ellen Merryman, or by telephoning us at (516) 794-0100. In order to obtain timely delivery, you must request the information no later than five business days prior to the date you decide to invest in our common stock.

You should rely only on the information incorporated by reference or provided in this Prospectus or any prospectus supplement. We have not authorized anyone to provide you with different information. We are not making an offer of these securities in any state where the offer is not permitted. You should not assume that the information in this Prospectus or any prospectus supplement is accurate as of any date other than the date on the front of this Prospectus.

SPECIAL NOTE OF CAUTION REGARDING
FORWARD-LOOKING STATEMENTS

Certain statements contained in (i) this Prospectus, (ii) any applicable prospectus supplement and (iii) the documents incorporated by reference into this Prospectus, may constitute “forward-looking statements” within the meaning of the federal securities laws. Forward-looking statements are based on our management’s beliefs, assumptions and expectations of our future economic performance, taking into account the information currently available to them. These statements are not statements of historical fact. Forward-looking statements involve risks and uncertainties that may cause our actual results, performance or financial condition to be materially different from the expectations of future results, performance or financial condition we express or imply in any forward-looking statements. Some of the important factors that could cause our actual results, performance or financial condition to differ materially from our expectations are:

•	The performance of our partner companies, aspects of which are outside our control.

•
Losses by the capcos due to investments in riskier early-stage and start up businesses could make it significantly more difficult for the capcos to meet minimum state statutory investment benchmarks and thus subject the capcos to decertification and further financial loss.

•	The degree and nature of our competition and that of our partner companies.

•	The lack of widespread acceptance of the commercial use of the Internet, which may be material to one or more of our partner companies.

•	Our ability, and that of our partner companies, to attract and retain key managerial and technical personnel.

•	Changes in government regulation of our business and those of our partner companies.

When used in our documents or oral presentations, the words “anticipate”, “estimate”, “expect”, “objective”, “projection”, “forecast”, “goal”, or similar words are intended to identify forward-looking statements. We qualify any such forward-looking statements entirely by these cautionary factors.

PLAN OF DISTRIBUTION

We are registering all 1,661,817 shares on behalf of the selling stockholders. The selling stockholders named in the table below or pledgees, donees, transferees or other successors-in-interest selling shares received from the named selling stockholders as a gift or other non-sale-related transfer after the date of this Prospectus may sell the shares from time to time. The selling stockholders may also decide not to sell all the shares they are allowed to sell under this Prospectus. The selling stockholders will act independently of us in making decisions with respect to the timing, manner and size of each sale. The sales may be made on one or more exchanges or in the over-the-counter market or otherwise, at prices and at terms then prevailing or at prices related to the then current market price, or in negotiated transactions. The selling stockholders may effect such transactions by selling the shares to or through broker-dealers. Our common stock may be sold by the selling stockholders in one or more of, or a combination of, the following transactions:

•	a block trade in which the broker-dealer so engaged will attempt to sell our common stock as agent but may position and resell a portion of the block as principal to facilitate the transaction,

•	purchases by a broker-dealer as principal and resale by such broker-dealer for its account pursuant to this Prospectus,

•	an exchange distribution in accordance with the rules of such exchange,

•	ordinary brokerage transactions and transactions in which the broker solicits purchasers, and

•	in privately negotiated transactions.

To the extent required, this Prospectus may be amended or supplemented from time to time to describe a specific plan of distribution. In effecting sales, broker-dealers engaged by the selling stockholders may arrange for other broker-dealers to participate in the resales.

The selling stockholders may enter into hedging transactions with broker-dealers in connection with distributions of our common stock or otherwise. In such transactions, broker-dealers may engage in short sales of the shares in the course of hedging the positions they assume with the selling stockholders. The selling stockholders also may sell shares short and redeliver our common stock to close out such short positions. The selling stockholders may enter into option or other transactions with broker-dealers which require the delivery to the broker-dealer of our common stock. The broker-dealer may then resell or otherwise transfer such shares pursuant to this Prospectus. The selling stockholders also may loan or pledge the shares to a broker-dealer. The broker-dealer may sell our common stock so loaned, or upon a default the broker-dealer may sell the pledged shares pursuant to this Prospectus.

Broker-dealers or agents may receive compensation in the form of commissions, discounts or concessions from the selling stockholders. Broker-dealers or agents may also receive compensation from the purchasers of our common stock for whom they act as agents or to whom they sell as principals, or both. Compensation as to a particular broker-dealer might be in excess of customary commissions and will be in amounts to be negotiated in connection with our common stock. Broker-dealers or agents and any other participating broker-dealers or the selling stockholders may be deemed to be an “underwriter” within the meaning of Section 2(11) of the Securities Act of 1933 in connection with sales of the shares. Accordingly, any such commission, discount or concession received by it and any profit on the resale of our common stock purchased by it may be deemed to be underwriting discounts or commissions under the Securities Act of 1933. Because a selling stockholder may be deemed to be an “underwriter” within the meaning of Section 2(11) of the Securities Act of 1933, the selling stockholders will be subject to the prospectus delivery requirements of the Securities Act of 1933. In addition, any securities covered by this Prospectus which qualify for sale pursuant to Rule 144 promulgated under the Securities Act of 1933 may be sold under Rule 144 rather than pursuant to this Prospectus. The selling stockholders have advised us that they have not entered into any agreements, understandings or arrangements with any underwriters or broker-dealers regarding the sale of their securities. There is no underwriter or coordinating broker acting in connection with the proposed sale of shares by the selling stockholders.

Our common stock will be sold only through registered or licensed brokers or dealers if required under applicable state securities laws. In addition, in certain states our common stock may not be sold unless they have been registered or qualified for sale in the applicable state or an exemption from the registration or qualification requirement is available and is complied with.

Under applicable rules and regulations under the Securities Exchange Act of 1934, any person engaged in the distribution of our common stock may not simultaneously engage in market making activities with respect to our common stock for a period of two business days prior to the commencement of such distribution. In addition, the selling stockholders will be subject to applicable provisions of the Securities Exchange Act of 1934 and the associated rules and regulations under the Securities Exchange Act of 1934, including Regulation M, which provisions may limit the timing of purchases and sales of shares of our common stock by the selling stockholders. We will make copies of this Prospectus available to the selling stockholders and have informed them of the need for delivery of copies of this Prospectus to purchasers at or prior to the time of any sale of our common stock.

We will file a supplement to this Prospectus, if required, pursuant to Rule 424(b) under the Securities Act of 1933 upon being notified by the selling stockholders that any material arrangement has been entered into with a broker-dealer for the sale of shares through a block trade, special offering, exchange distribution or secondary distribution or a purchase by a broker or dealer. Such supplement will disclose:

•	the name of such selling stockholder(s) and of the participating broker-dealer(s),

•	the number of shares involved,

•	the price at which such shares were sold,

•	the commissions paid or discounts or concessions allowed to such broker-dealer(s), if any,

•	that such broker-dealer(s) did not conduct any investigation to verify the information set out or incorporated by reference in this Prospectus, and

•	other facts material to the transaction.

We will bear all costs, expenses and fees in connection with the registration of our common stock. The selling stockholders will bear all commissions and discounts, if any, attributable to the sales of the shares. The selling stockholders may agree to indemnify any broker-dealer or agent that participates in transactions involving sales of the shares against certain liabilities, including liabilities arising under the Securities Act of 1933.

SELLING STOCKHOLDERS

The following table sets forth the name of the selling stockholders, the number of shares owned by the selling stockholders as of July 29, 2002, and the number of shares of our common stock expected to be owned by selling stockholders after this offering is completed. The number of shares in the column “Number of Shares Being Offered” represents all of the shares the selling stockholders may offer under this Prospectus. We do not know how many shares or how long the selling stockholders may continue to offer under this Prospectus. We do not know how long the selling stockholders will hold the shares before selling them, and we currently have no agreements, arrangements or understandings with the selling stockholders regarding the sale of any of the shares, except as indicated below. The shares being offered by this Prospectus may be offered from time to time by the selling stockholders named below.

	Shares Beneficially Owned Prior to Offering		Number of Shares Being Offered		Shares Beneficially Owned After Offering**
Name of Stockholders	Number	Percent			Number	Percent

Robert L. Godgart	70,839	*	21,249		49,590	*
Michael D. Marvin	89,581	*	26,874		62,707	*
J. Jeffrey Solomon	83,333	*	25,001		58,332	*
Paul M. Solomon	89,581	*	26,874		62,707	*
Dirk E. Sonneborn	83,333	*	25,001		58,332	*
Lawrence E. Wetzel	83,333	*	25,001		58,332	*
National Union Fire Ins. Co. of Pittsburgh, Pa.	597,333	2.4	597,333	**	0	0
American Int. Speciality Lines Ins. Co.	378,000	1.5	378,000	**	0	0
First SunAmerica Life Insurance Co.	34,000	*	34,000	**	0	0
Northwestern Mutual Life Insurance Co.	53,959	*	53,959	**	0	0
American Family Mutual Insurance Co.	53,723	*	53,723	**	0	0

Massachusetts Mutual Insurance Co.	192,449	*	192,449	**	0	0
Pacific Life Ins. Co.	52,444	*	52,444	**	0	0
Principal Life Ins. Co.	149,909	*	149,909	**	0	0

*	Less than 1 percent.
**	A substantial portion of these shares (1,160,484 shares) are subject to contractual restrictions on transfer, one third for each of one, two or three years.

USE OF PROCEEDS

Newtek Capital, Inc. will not receive any of the proceeds from the sale of the shares by the selling stockholders.

BUSINESS

Overview and Business Strategy.

Newtek Capital, Inc. (www.newtekcapital.com) operates as a holding company for a network of its acquisitions and investments in a collaborative and coordinated effort to develop successful businesses in a number of emerging and small business markets. The management of the Company (which we here refer to as including both Newtek Capital, Inc. and its affiliated certified capital companies or “capcos”) believes that, because of the size and strength of the small business market, there will be substantial long-term growth in being a specialist in acquiring and operating a network of companies that primarily provide sophisticated business products and financial services to small, high growth businesses. These companies are focused on providing financial, business, technological and management services to small and medium-sized businesses, including each other. Services include financial and management reporting and planning, back-office data processing, software development and systems integration, merchant credit card processing, small business brokerage services, specialized directories to serve various markets through various media, assistance in capital formation through the help of a registered broker-dealer, strategic marketing planning and advice, and the design and implementation of “e-commerce infrastructure” solutions for small and medium-sized businesses. The Company has supported this strategy through the investments made possible by the capco programs.

To date, the majority of the Company’s acquisitions and other business development efforts have been undertaken through the ten certified capital companies, or “capcos,” that the Company owns and controls. As of June 30, 2002, the Company had acquired and or provided business development services, and in most cases funding, for 40 companies. Twelve of these companies are referred to as our partner companies as they are majority owned or primarily controlled and represent $27,397,950 of investments by the capcos including investments in consolidated entities. The Company’s other investments include equity investments of lesser percentages or debt investments which are made on a revolving basis. The capcos also have accounted for substantially all of the Company’s revenues and income since operations began in 1998, and this is primarily from the income derived from the tax credits.

Management of the Company has determined that the features of the capco programs facilitate the use of the capco funds in the support of its development as the holding company for a network of small businesses. The authorizing statutes in each of the states in which the Company’s capcos operate explicitly allow and encourage the capcos to take equity interests, which may include majority or controlling interests, in companies pursuant to the programs. Consequently, the Company may, consistent with its business objectives, acquire interests in companies through its capcos and provide management and other services to these companies as parts of its collaborative network. The Company expects that most investments will consist mainly of interests in majority owned or primarily controlled companies, which we refer to as “partner” companies. The states’ objectives of job creation and economic development are unquestionably met, and since participation in these programs does not require or encourage short-term profitability, the Company is able to use these funds in a patient manner.

As the small businesses proliferate and grow, they create within the network the opportunity for each of the companies to market their respective products to each other and to each others’ customers. This cross marketing has played a small role thus far, as the Company’s businesses are just emerging from the “start up” stage. However, the Company is working now to create, maintain and expand a data base of the customers of each business and their clients. In addition, the Company has recently signed a definitive agreement to acquire one of only 14 licensees of the US Small Business Administration permitted to originate SBA guaranteed loans nationwide. If this acquisition, which must be approved by the SBA, is completed as now expected during the last quarter of 2002, it will supplement the services which the Company can provide to the small business market and will enhance the market penetration available through the Company’s network of partner companies. See “Commercial Capital Corporation” below.

The ability of small businesses generally, including these service providers, to construct and implement innovative business models is critical to the success of any business, but particularly small businesses. In order to address this, the Company’s business is distinguished from passive investment and venture capitalists by its direct involvement in the strategic and, in some cases, day-to-day business decisions and activities of its partner companies. The Company’s principals and staff provide the “hands on” management expertise typically lacking in the small business environment, initially to the partner companies and, through them, to other businesses generally. With the aid of the service providers, both the Company’s partner companies and other clients are able to focus on their core competencies and markets to grow their business. It is the long-term goal of the Company to become a premier source of the goods and services that small businesses need to succeed. While the Company is not restrained in they type of investments or acquisitions it may make at the parent (i.e., Newtek Capital) level, it does not contemplate any such investments in the near future. In addition, while the resources to make such investments might be accessable through the capital markets, public or private equity and debt offerings primarily, the Company has no current plans for any such offerings nor does it currently possess any material assets for such investment purposes.

The competitors of the Company in the business of providing financial and other services to small businesses are numerous and range from the very largest financial service companies in the country, such as American Express, Citibank and Chase Manhattan Bank, to a great many smaller and more specialized providers of one or more of the service offerings which the Company is providing. Management of the Company believes it will be successful in developing these service offerings because of the very large size of the market and the fact that it is so fragmented that it is not and may never be dominated by the largest providers. Rather than an adjunct to other lines of businesses, the Company is building a network of companies focused on serving this one market and will emphasize the marketing of multiple services to the small business clients of its partner companies.

Commercial Capital Corporation Acquisition

On August 13, 2002, the Company announced that it had executed an agreement with Commerical Capital Corporation, and its parent company, Comcap Holdings, Inc., or Comcap, to acquire both companies pursuant to an effort to establish a major presence in small business lending. Commercial Capital Corporation, or CCC, is one of only fourteen license holders authorized by the US Small Business Administration to originate small business loans on a nationwide basis under the agency’s Section 7(a) guaranteed small business loan program. As of June 30, 2002, CCC serviced approximately $155 million in loans which it has originated, and has retained interests totaling approximately $62 million in these loans. CCC is based in New York City and will, if the transaction is approved by the SBA and Comcap’s stockholders, be consolidated into the operations of a new partner company investment made by one of the Company’s capcos.

Pro forma financial information reflecting the effect of the transaction as if it had occurred as of June 30, 2002 and on January 1, 2001 is set forth in the Company’s filing on Form 8-K, of October 2, 2002, which is incorporated herein by reference.

In addition to being subject to SBA approval, the transaction is also subject to achieving agreement of a major warehouse lender to adjustments in the credit facility and to the stockholders of Comcap.

Certified Capital Companies—capcos

Overview.    A capco is either a corporation or a limited liability company, established in and chartered by one of the eight states currently with authorizing legislation (Alabama, Florida, Georgia, Louisiana, Missouri, Colorado, New York and Wisconsin). Aside from seed capital provided by an organizer, a capco will issue debt and equity instruments exclusively to insurance companies, and the capcos then are authorized under the respective state statutes to make targeted acquisitions of interests in companies which may be majority owned or primarily controlled by the capcos after the acquisition is consummated, and which may or may not be in conjunction with loans to such companies. In most cases, the tax credits provided by the states are equal to the amount of investment by the insurance companies in the securities of the capcos, which can be utilized by them over no less than eight or ten years, or approximately 10% (and Louisiana 11% ) per year. These credits are unaffected by the returns or lack of returns on investments made by the capcos.

The Capco Programs; Tax Credits.    In return for making investments in the targeted companies, the states provide tax credits that are available for use by insurance companies that provide the funds to the capcos. In order to maintain its status as a capco, and to avoid recapture or forfeiture of the tax credits, each capco must meet a number of specific investment requirements, including a minimum investment schedule. A final loss of capco status, that is decertification as a capco, could result in loss or possible recapture of the tax credit. The Company’s capcos have agreed with their funding insurance companies to provide, in the event of decertification, payments by the capco or, as described below, by the capco insurer to the insurance companies in the nature of compensatory payments, to replace the lost tax credit.

Investment Requirements.    Each of the state capco programs has a requirement that a capco, in order to maintain its certified status, must meet certain investment benchmarks. Requirements also include limitations on the initial size of the recipients of the capco funds, including the number of their employees, the location within the respective state of the recipients and the recipients’ commitment to remain therein for a specified period of time, the types of business conducted by the recipients, and the terms of the investments in the recipients. A failure of a capco to meet one of the statutory minimum investment benchmarks within the time specified would constitute grounds for the loss of the capco’s status, or its decertification, and the loss and recapture of some or all of the tax credits previously passed through the capco to its investors.

Capco Insurance.    Under the terms of the insurance purchased by the Company’s capcos for the benefit of their insurance company investors, the capco insurer assumes the obligation to repay the insurance companies the principal amount of their debt as well as to make compensatory payments in the event of a loss of the availability of the related tax credits. The capco insurer, an international insurance company with a AAA credit rating, would be authorized, in the event of a threat of or final decertification by a state, to assume partial or complete control of the business of the capco so as to ensure compliance with investment or other requirements.

These capco programs are, in the view of the Company’s management, a complement to the Company’s long-term strategy of being a specialist in acquiring, developing and operating a network of companies that provide sophisticated business products and financial services to small, high growth businesses. A significant factor in evaluating potential acquisition opportunities is a candidate’s ability to support and help other partner company operations. All current capco statutes permit equity as well as debt investments, and seek to have the capco management provide more than simply investment capital to the emerging businesses in the state. Based upon the experience of its management, the Company determined early in the operations of the capcos that the targeted new and small businesses required much more than just the funds available in the capcos. These businesses also require administrative, managerial, technical, legal and financial management assistance that the Company provides in structuring and building the businesses. All three of the principal shareholders of the Company have direct and in-depth experience with early-stage businesses. This hands-on management approach facilitates the general objectives of the capco programs of economic development, while at the same time permitting the Company to develop a network of long-term and synergistic investments in related, partner companies. If the Company provides these services directly, it usually does so without charge. In many cases, the services can and are provided by other partner companies, which is done at competitive market rates. Such intra-company transactions have little impact, however, on the Company’s revenues.

Competition for the Company in the capco aspect of its business is limited to three other national companies which have similarly organized capco programs in multiple states and, in each particular state, one or more generally smaller capco programs. The Company entered this market in 1998 and succeeded in becoming a major participant, generally garnering 25 to 30 percent of investment available in each succeeding capco program. Management believes it is able to do so because of numerous factors such as the structure of the investment products it has offered to the participating insurance companies, the enhancement provided by the insurance product it has obtained to insure against risks of the potential investors and the skill, knowledge and experience of its management and sales staff.

Principal Business Activities: Partner Companies and other Acquisitions and Investments

Majority-owned Companies (accounted for under the consolidation method)

At June 30, 2002, the Company had nine majority-owned partner companies, all of which were as a result of investments through the capco programs, representing a total of approximately $23.1 million of equity and debt invested. The majority-owned companies were Harvest Strategies, LLC, Universal Processing Services, LLC, Universal Processing Services—Wisconsin, LLC, Universal Processing Services—Louisiana, LLC, PPM Link, LLC., Aida, LLC, Group Management Technologies, Newtek Client Services, LLC and Transworld Business Brokers, LLC. For these majority-owned partner companies, the Company will generally actively direct much of their operations.

Primarily Controlled Companies (accounted for under the equity method)

At June 30, 2002, the Company had three primarily controlled partner companies, all of which were as a result of investments through the capco programs. The companies were Starphire Technologies, LLC. Nichedirectories, LLC, and Transworld Business Brokers—FLA, LLC. For primarily-controlled partner companies, the Company will generally have significant involvement in and influence over their operating activities, including rights to participate in material management decisions.

A description of these majority owned and primarily controlled partner companies and related unaudited summary financial information are included in the Company’s publicly reported financial statements. The unaudited summary financial information also reflects the degree to which the Company’s partner companies interact with each other. All such inter-partner company transactions were conducted on terms and conditions which management attempted to ensure were no less favorable to each party than those available from third parties.

Investments in Other Companies     In addition to its principal business activities focused on the provision of services to small and medium sized business, the Company also has made investments, usually smaller equity investments or in the form of debt, in a number of other companies, all of which have also been through the capcos. In particular, the Company operates as a small business lender through its Louisiana capco and plans to expand this lending in the future. For those companies in which the Company’s equity ownership and voting power is less than 25%, excluding the lending activity, the Company is generally not actively involved in the management or day-to-day operations, but offers them advisory services or assistance with particular projects, as well as the collaborative services of its partner of companies. In pursuing business objectives, The Company intends to hold a decreasing portion of its total assets in companies in which it has voting power of less than 25%, but these companies are an important part of the network that the Company is developing, as they supplement the services available to the other companies and they provide access to markets and customer lists that are valuable for all of the other Company-related entities in one manner or another.

Essential to the success of any business venture is the formulation and implementation of a sound business strategy. The Company, through it senior management, regional management, advisors and associated professionals, works directly with its partner companies and other companies for which it provides management, strategic planning, marketing and financing in order:

•	to create and implement their business model;

•	to recruit and locate key members for their senior management, board of directors and board of advisors;

•	to establish and coordinate strategic joint ventures in distribution, marketing and finance;

•	to coordinate and grow strategic relationships among all of its partner companies;

•	to offer its hands-on experience in all aspects of joint venture and contract negotiation;

•	to help secure additional financing;

•	to identify and implement new technologies which can enhance the development of existing businesses, including web site development;

•	to identify and implement marketing strategies that will enable the developers of new technologies to find acceptance for their services among the partner companies or on a broader basis; and,

•	to reposition or augment existing platform companies with e-commerce strategies.

Shareholder Value

The Company’s principal business objective is to promote longer-term shareholder value for its shareholders and those of its partner companies. An important component of the selection of each partner company is an analysis of the potential shareholder value that ultimately could be realized, in most cases through a public offering of their stock. This enables management and employees of the partner companies to realize the value they have created and continue to create in the company, obtains an independent source of financing for further growth and creates a valuable currency for making strategic acquisitions. In the event of an initial public offering by a partner company, the Company would generally expect to retain a majority or controlling interest in the company and to benefit as a shareholder from the increased public company value. While the Company will continue to acquire interests in its partner companies for long-term gain, and does not anticipate selling the interests in them in the ordinary course of business, other than as part of the merger or sale of an entire company, the Company may, from time to time, undertake sales of its interests when it believes the action to be in the Company’s and the shareholders’ overall best interests. The Company’s management has the experience and has taken an active role in advising partner companies and others on strategies to maximize shareholder value, including:

•	a public offering;

•	joint ventures or merges with strategic partners;

•	sales to financial buyers;

•	recapitalization of the business;

•	merger with a public company;

•	private sale of an equity interest to investors; or

•	a spin-off or sale of the company or individual business segments.

MARKET PRICE AND DIVIDEND INFORMATION

The following table sets forth, for the periods indicated, the high and low closing sales prices of the common stock as reported on the American Stock Exchange since the Company’s listing on the Exchange. These prices reflect inter-dealer prices, without retail mark-up, mark-down or commission and may not necessarily represent actual transactions. No dividends have been paid by the Company during the periods indicated.

	Price Range
Period	High	Low
Third Quarter: September 20, 2000 Through September 30, 2000	$6.38	$6.00
Fourth Quarter: October 1, 2000 Through December 31, 2000	$5.75	$2.88
First Quarter: January 1, 2001 Through March 31, 2001	$5.75	$2.00
Second Quarter: April 1, 2001 Through June 30, 2001	$4.00	$2.75
Third Quarter, July 1, 2001 Through September 30, 2001	$3.60	$3.00
Fourth Quarter, October 1, 2001 Through December 31, 2001	$3.49	$3.00
First Quarter: January 1, 2002 Through March 31, 2002	$3.95	$3.00
Second Quarter: April 1, 2002 Through June 30, 2002	$5.20	$3.2
Third Quarter: July 1, 2002 Through September 30, 2002	$4.20	$3.15
Fourth Quarter: October 1, 2002 Through October 22, 2002	$3.63	$3.20

LEGAL MATTERS

Cozen O’Connor, Washington, D.C., will pass on the validity of our common stock being registered.

EXPERTS

The consolidated financial statements of Newtek Capital, Inc. and subsidiaries as of December 31, 2001 and December 31, 2000, and for each of the years then ended, have been incorporated by reference herein and in the Registration Statement in reliance upon the report of PricewaterhouseCoopers LLP, independent certified public accountants, incorporated by reference herein, and upon the authority of said firm as experts in accounting and auditing. In addition, the consolidated financial statements of Comcap Holdings Corp. and subsidiaries as of December 31, 2001 and for the year then ended are incoporated by reference herein and in the Registration Statement in reliance upon the report of PricewaterhouseCoopers LLP, independent certified public accounts, incorporated herein by reference, and upon the authority of said firm as experts in accounting and auditing.

YOU SHOULD RELY ONLY ON THE INFORMATION CONTAINED IN THIS PROSPECTUS. WE HAVE NOT AUTHORIZED ANYONE TO PROVIDE YOU WITH INFORMATION DIFFERENT FROM THAT CONTAINED IN THIS PROSPECTUS. THE SELLING STOCKHOLDERS ARE OFFERING TO SELL, AND SEEKING OFFERS TO BUY SHARES OF NEWTEK CAPITAL, INC. COMMON STOCK ONLY IN JURISDICTIONS WHERE OFFERS AND SALES ARE PERMITTED. THIS INFORMATION CONTAINED IN THIS PROSPECTUS IS ACCURATE ONLY AS OF THE DATE OF THIS PROSPECTUS, REGARDLESS OF THE TIME OF DELIVERY OF THIS PROSPECTUS OR ANY SALE OF THE COMPANY’S COMMON STOCK.

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

Item 14.    Other Expenses of Issuance and Distribution.

The following table sets forth the estimated expenses in connection with the sale and distribution of the securities being registered hereby, other than underwriting discounts and commissions. All such expenses are to be paid by the Registrant:

SEC registration fee	50
Stock transfer agent fees and certificates	700
Accounting fees and expenses	6,000
Legal fees and expenses	7,500
Printing, postage and mailing	300
Other	200
Total	$13,750

Item 15.    Indemnification of Directors and Officers.

The Company’s Restated Articles of Incorporation contain a provision, authorized by the New York Business Corporation Law (“NBCL”), designed to eliminate in certain circumstances the personal liability of officers and directors for monetary damages to Newtek or its stockholders for breach of their fiduciary duty as officers directors. This provision, however, does not limit the liability of any officer or director who breached his or her duty of loyalty to the Company or its stockholders, acted in bad faith, or whose actions were the result of active and deliberate dishonesty and were material to the cause of action to be adjudicated, or that he or she personally gained in fact a financial profit or other advantage to which he or she was not legally entitled. This provision will not limit or eliminate the rights of the Company or any stockholder to seek an injunction or any other nonmonetary relief in the event of a breach of an officer or director’s duty of care. In addition, this provision applies only to claims against an officer or director arising out of his or her role as officer or director and does not relieve an officer or director from liability unrelated to his fiduciary duty of care or from a violation of statutory law such as certain liabilities imposed on officers and directors under the federal securities laws.

The Company’s Restated Articles of Incorporation and Restated Bylaws also provide that the Company shall indemnify all directors and officers of the Company to the full extent permitted by the NBCL. Under the provisions of the NBCL, any director or officer who, in his or her capacity as such, is made or threatened to be made a party to any suit or proceeding, may be indemnified if the Board determines such director or officer acted in good faith and in a manner he or she reasonably believed to be in or not opposed to the best interests of the Company or its stockholders, and in criminal actions or proceedings, in addition had no reasonable cause to believe that his conduct was unlawful.

Officers and directors are covered within specified monetary limits by insurance against certain losses arising from claims made by reason of their being directors or officers of the Company or of the Company’s subsidiaries and the Company’s officers and directors are indemnified against such losses by reason of their being or having been directors or officers of another corporation, partnership, joint venture, trust or other enterprise at the Company’s or its subsidiaries’ request.

Item 16.    Exhibits and Financial Statement Schedules.

The following is a list of exhibits filed as part of this Registration Statement and also serves as the Exhibit Schedule:

Exhibit Number	Description

5	Opinion of Cozen and O’Connor regarding legality of securities being registered

23.1	Consent of PricewaterhouseCoopers LLP with respect to Newtek

23.2	Consent of PricewaterhouseCoopers LLP with repect to Comcap Holdings Corp.

23.3	Consent of Cozen O’Connor (contained in Exhibit 5)

24	Powers of Attorney (see the signature page of this Registration Statement)

Item 17.    Undertakings.

The undersigned Registrant hereby undertakes as follows:

(a)  To include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement.

(b)  To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

(c)  For purposes of determining any liability under the Securities Act of 1933, the information omitted from the form of prospectus filed as part of this Registration Statement in reliance upon Rule 430A and contained in a form of prospectus filed by the Registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this Registration Statement as of the time it was declared effective.

(d)  For the purpose of determining any liability under the Securities Act of 1933, each post-effective amendment that contains a form of prospectus shall be deemed to be a new Registration Statement related to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

The undersigned registrant hereby undertakes that, for purposes of determining any liability under the Securities Act of 1933, each filing of the registrant’s annual report pursuant to section 13(a) or section 15(d) of the Securities Exchange Act of 1934 (and, when applicable, each filing of an employee benefit plan’s annual report pursuant to section 15(d) of the Securities Exchange Act of 1934) that is incorporated by reference in the registration statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

Insofar as indemnification for liabilities arising under the Securities Act for 1933 may be permitted to directors, officers and controlling persons of the Registrant pursuant to the foregoing provisions, or otherwise, the Registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, the Registrant has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of New York, State of New York, on the 23 of October, 2002.

NEWTEK CAPITAL, INC.

By:	/s/ BARRY SLOANE
Barry Sloane Chairman and Chief Executive Officer (Duly Authorized Representative)